SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.      )*

TOP IMAGE SYSTEMS LTD.

(Name of Issuer)

Ordinary Shares nominal value NIS 0.04 per share

(Title of Class of Securities)

M87896102

(CUSIP Number)

Martin M. Hale, Jr.

17 State Street, Suite 3230

New York, NY 10004

(212) 751-8800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 5, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Martin M. Hale, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,815,315 Ordinary Shares initially issuable upon conversion of Convertible Promissory Note*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,815,315 Ordinary Shares initially issuable upon conversion of Convertible Promissory Note*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,815,315 Ordinary Shares initially issuable upon conversion of Convertible Promissory Note*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.57%**
14	TYPE OF REPORTING PERSON IN

* Number of Ordinary Shares is based on the conversion of the full $5.0 million principal amount of the Convertible Promissory Note (the “Convertible Note”) issued by Top Image Systems Ltd. (the “Issuer”) to HCP-FVE, LLC. The number of Ordinary Shares issuable upon conversion is subject to increase as a result of (i) any increase in the principal amount of the Convertible Note arising from capitalized interest or (ii) any conversion of interest due and owing under the Convertible Note.

**Based on (i) 17,932,230 Ordinary Shares issued and outstanding as of December 5, 2016 as provided by the Issuer and (ii) 2,815,315 Ordinary Shares initially issuable upon conversion of the Convertible Note.

1	NAME OF REPORTING PERSON Hale Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,815,315 Ordinary Shares initially issuable upon conversion of Convertible Promissory Note*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,815,315 Ordinary Shares initially issuable upon conversion of Convertible Promissory Note*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,815,315 Ordinary Shares initially issuable upon conversion of Convertible Promissory Note*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.57%**
14	TYPE OF REPORTING PERSON PN

* Number of Ordinary Shares is based on the conversion of the full $5.0 million principal amount of the Convertible Promissory Note (the “Convertible Note”) issued by Top Image Systems Ltd. (the “Issuer”) to HCP-FVE, LLC. The number of Ordinary Shares issuable upon conversion is subject to increase as a result of (i) any increase in the principal amount of the Convertible Note arising from capitalized interest or (ii) any conversion of interest due and owing under the Convertible Note.

**Based on (i) 17,932,230 Ordinary Shares issued and outstanding as of December 5, 2016 as provided by the Issuer and (ii) 2,815,315 Ordinary Shares initially issuable upon conversion of the Convertible Note.

1	NAME OF REPORTING PERSON Hale Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,815,315 Ordinary Shares initially issuable upon conversion of Convertible Promissory Note*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,815,315 Ordinary Shares initially issuable upon conversion of Convertible Promissory Note*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,815,315 Ordinary Shares initially issuable upon conversion of Convertible Promissory Note*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.57%**
14	TYPE OF REPORTING PERSON PN

* Number of Ordinary Shares is based on the conversion of the full $5.0 million principal amount of the Convertible Promissory Note (the “Convertible Note”) issued by Top Image Systems Ltd. (the “Issuer”) to HCP-FVE, LLC. The number of Ordinary Shares issuable upon conversion is subject to increase as a result of (i) any increase in the principal amount of the Convertible Note arising from capitalized interest or (ii) any conversion of interest due and owing under the Convertible Note.

**Based on (i) 17,932,230 Ordinary Shares issued and outstanding as of December 5, 2016 as provided by the Issuer and (ii) 2,815,315 Ordinary Shares initially issuable upon conversion of the Convertible Note.

1	NAME OF REPORTING PERSON HCP-FVE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,815,315 Ordinary Shares initially issuable upon conversion of Convertible Promissory Note*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,815,315 Ordinary Shares initially issuable upon conversion of Convertible Promissory Note*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,815,315 Ordinary Shares initially issuable upon conversion of Convertible Promissory Note*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.57%**
14	TYPE OF REPORTING PERSON OO

* Number of Ordinary Shares is based on the conversion of the full $5.0 million principal amount of the Convertible Promissory Note (the “Convertible Note”) issued by Top Image Systems Ltd. (the “Issuer”) to HCP-FVE, LLC. The number of Ordinary Shares issuable upon conversion is subject to increase as a result of (i) any increase in the principal amount of the Convertible Note arising from capitalized interest or (ii) any conversion of interest due and owing under the Convertible Note.

**Based on (i) 17,932,230 Ordinary Shares issued and outstanding as of December 5, 2016 as provided by the Issuer and (ii) 2,815,315 Ordinary Shares initially issuable upon conversion of the Convertible Note.

Item 1.        SECURITY AND ISSUER

This statement on Schedule 13D relates to the Ordinary Shares, nominal value NIS 0.04 per share (the “Ordinary Shares”), of Top Image Systems Ltd., an Israeli corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2 Ben Gurion Street, Ramat Gan, Israel 5257334.

Item 2.        IDENTITY AND BACKGROUND

This statement on Schedule 13D is being filed on behalf of the following persons (collectively, the “Reporting Persons”):  (i) Martin M. Hale, Jr., an individual (“MH”);  (ii) Hale Capital Management, LP, a Delaware limited partnership (“HCM”); (iii) Hale Fund Management, LLC, a Delaware limited liability company (“HFM”); (iv) Hale Capital Partners, LP, a Delaware limited partnership (“HCP”); and (v) HCP-FVE, LLC, a Delaware limited liability company (“HCP-FVE”).  The securities reported herein are held by HCP-FVE. HCP is the sole member of HCP-FVE. MH is the Chief  Executive Officer of HCP.  MH is also (i) the sole owner and managing member of Hale Fund Partners, LLC, a Delaware limited liability company (“HFP”), the general partner of HCP and (ii) the sole owner and Chief Executive Officer of HFM. HFM is the general partner of HCM, the manager of HCP.

The address and principal office of each of the Reporting Persons and HFP is 17 State Street, Suite 3230, New York, NY 10004.  Each Reporting Person and HFP is organized in Delaware with the exception of MH, who is a citizen of the United States.  The principal business of each of the Reporting Persons and HFP is investment and/or investment management.  The foregoing should not be construed in and of itself as an admission by any Reporting Person or HFP as to beneficial ownership of Ordinary Shares underlying the Convertible Promissory Note in the principal amount of Five Million Dollars ($5,000,000)(as such principal amount is subject to increase by virtue of any capitalized interest) issued by the Issuer to, and held by, HCP-FVE (the “Convertible Note”). The Convertible Note is referenced as Exhibit 2 hereto.

During the last five years, none of the Reporting Persons or HFP has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Convertible Note convertible into the Ordinary Shares reported herein were derived from the working capital of HCP-FVE. A total of $5,000,000 was paid to acquire the Convertible Note (as described in Item 4 below).

Item 4.        PURPOSE OF TRANSACTION

On December 5, 2016, HCP-FVE entered into a Securities Purchase Agreement (the “Purchase Agreement”), which is referenced as Exhibit 1 hereto, with the Issuer pursuant to which HCP-FVE agreed to purchase the Convertible Note from Issuer, and the Issuer agreed to issue and sell the Convertible Note to HCP-FVE, for a purchase price of Five Million Dollars ($5,000,000). The transaction was consummated on December 5, 2016 (the “Closing Date”).

Purchase Agreement

At the closing of the transactions contemplated by the Purchase Agreement, Martin Hale, Jr. was appointed to the Board of Directors of the Issuer as the designee of HCP-FVE (the “HCP Designee”). Pursuant to the Purchase Agreement, the HCP Designee will serve on the Compensation Committee of the Board of Directors of the Issuer for so long as HCP-FVE and/or its affiliates continue to own a certain percentage of the Convertible Note or the Preferred Shares (as defined below) into which the Convertible Note will be exchanged upon receipt of Stockholder Approval (as defined below).

The Purchase Agreement contains various affirmative and negative covenants by the Issuer in favor of HCP-FVE or the HCP Designee, including negative covenants in favor of HCP-FVE pertaining to issuances of Ordinary Shares below the Conversion Price (as defined below), the incurrence of borrowed money indebtedness (other than certain permitted indebtedness) and granting any liens on the assets of the Issuer and its subsidiaries.

The Issuer agreed to file a registration statement with the Securities Exchange Commission within ninety (90) days of the Closing Date for the resale of all of the Ordinary Shares issuable upon the conversion of the Convertible Note and, to the extent the Convertible Note is exchanged for Preferred Shares, the Preferred Shares.

Convertible Note

The Convertible Note bears interest at an annual rate, determined on a quarterly basis, equal to the sum of the Prime Rate (as published in the Wall Street Journal (New York edition))(the “Prime Rate”) plus two and one-half percent (2.5%) if the interest payment is made in cash or three percent (3%) if the interest payment is capitalized and added to the principal balance of the Convertible Note. Interest is payable on a quarterly basis, in arrears, at the Issuer’s option either in cash or through capitalizing the interest payment and adding it to the principal balance of the Convertible Note.

HCP-FVE may convert the principal and interest due and owing under Convertible Note at any time into Ordinary Shares at an initial conversion price of $1.776 (the “Conversion Price”). The Convertible Note contains a 9.999% beneficial ownership blocker (the “Blocker”) and, as a result, the number of Ordinary Shares issuable upon conversion of the Convertible Note held by HCP-FVE is limited pursuant to the terms of the Blocker.

If on or after the first anniversary of the Closing Date, the closing price of the Ordinary Shares is 250% greater than the Conversion Price for at least forty-five (45) consecutive trading days and such price is maintained for each trading day through and until the mandatory conversion date, and certain equity conditions specified in the Convertible Note are satisfied during each such trading day, the Issuer can require conversion of a portion of the Convertible Note into a number of Ordinary Shares not to exceed one hundred percent (100%) of the arithmetic average of the weekly trading volume based on the twenty (20) consecutive trading days immediately prior to the mandatory conversion date.

The maturity date of the Convertible Note is December 5, 2020. HCP-FVE may accelerate the Convertible Note upon certain events of default enumerated in the Convertible Note, including bankruptcy of the Issuer.

Upon the occurrence of a change of control of the Issuer at a time when HCP-FVE or its affiliates continue to own at least One Million Two Hundred Fifty Thousand Dollars ($1,250,000) in principal amount of the Convertible Note, HCP-FVE may require the Issuer to repurchase the Convertible Note at a purchase price equal to the greater of (y) 100% of the then-outstanding principal amount of the Convertible Note plus all accrued but unpaid interest or (z) the underlying equity value for the Ordinary Shares issuable upon conversion of the Convertible Note, as determined in accordance with the terms of the Convertible Note. In addition, HCP-FVE may require the Issuer to use twenty percent (20%) of the proceeds of any debt or equity financing in excess of Five Million Dollars ($5,000,000) to repurchase the Convertible Note at a purchase price equal to 100% of the principal and accrued interest due and owing under the Convertible Note.

The Convertible Note shall be exchanged for shares of a new series of convertible preferred stock of the Issuer (the “Preferred Shares”) upon receipt of stockholder approval (“Stockholder Approval”) of the Issuer’s Amended and Restated Articles of Association (the “A&R AOA”), which is referenced as Exhibit 3 hereto, providing for the creation of the Preferred Shares on the terms and conditions set forth in the A&R AOA. Upon receipt of Stockholder Approval, the outstanding indebtedness evidenced by the Convertible Note (the “Outstanding Note Indebtedness”) shall be exchanged for a number of Preferred Shares determined by dividing the Outstanding Note Indebtedness on the date of Stockholder Approval by the Conversion Price of the Convertible Note on the date of Stockholder Approval.

A&R AOA

Pursuant to the A&R AOA, each Preferred Share issuable in exchange for the Convertible Note (the “Initial Preferred Shares”) shall have an initial stated value and conversion price equal to the Conversion Price of the Convertible Note on the date of Stockholder Approval.

The A&R AOA provides that holders of Preferred Shares are entitled to receive dividends payable quarterly in arrears at the election of the Issuer either in cash or in additional Preferred Shares (“Elected Bonus Shares”). Dividends on the Preferred Shares will accrue at the Prime Rate plus two and one-half percent (2.5%) if the dividend payment is made in cash or three percent (3%) if the dividend payment is made in Elected Bonus Shares.

Elected Bonus Shares will have a conversion price equal to the volume weighted average price of the Ordinary Shares for the twenty (20) consecutive trading days ending on the dividend payment date in which such Elected Bonus Shares were issued. Elected Bonus Shares will have the same stated value as the Initial Preferred Shares.

HCP-FVE may convert the Preferred Shares into Ordinary Shares at any time following the issuance of the Preferred Shares. Each Preferred Share shall be convertible into a number of Ordinary Shares determined by dividing the stated value of such Preferred Share by the conversion price of such Preferred Share. The A&R AOA contains a 9.999% beneficial ownership blocker (the “Preferred Blocker”) and, as a result, the number of Ordinary Shares issuable upon conversion of the Preferred Shares held by HCP-FVE is limited pursuant to the terms of the Preferred Blocker.

The Issuer will have the right to require conversion of a portion of the Preferred Shares into Ordinary Shares on substantially the same terms and conditions as are set forth in the Convertible Note and described above.

The A&R AOA provides that, for so long as HCP-FVE and its affiliates hold thirty-five percent (35%) of the Initial Preferred Shares, HCP-FVE shall be entitled to designate and appoint one (1) member of the Board of Directors of the Issuer (referred to herein as the HCP Designee) and (iii) the HCP Designee shall be appointed to, and shall have the right to serve on, the Compensation Committee of the Board of Directors.

The A&R AOA contains various affirmative and negative covenants by the Issuer in favor of the HCP Designee and/or HCP-FVE for so long HCP-FVE and its affiliates hold thirty-five percent (35%) of the Initial Preferred Shares, including negative covenants in favor of HCP-FVE pertaining to issuances of Ordinary Shares below the conversion price of the Preferred Shares, the incurrence of borrowed money indebtedness (other than certain permitted indebtedness) and granting any liens on the assets of the Issuer and its subsidiaries.

The holders of Preferred Shares will have the right to require the Issuer to redeem its Preferred Shares upon the earlier to occur of an event of default specified in the A&R AOA (which includes a bankruptcy of the Issuer) or December 5, 2020 for a redemption price (the “Optional Redemption Price”) equal to one hundred percent (100%) of the stated value of such Preferred Shares, plus all dividends due and owing in respect of such Preferred Shares and all other amounts due and payable in respect of such Preferred Shares. The holders of Preferred Shares will have the right to require the Issuer to redeem its Preferred Shares upon certain fundamental change events (including a change of control of the Issuer and certain sale events) for a redemption price (the “Fundamental Change Redemption Price”) equal to the greater of (y) the Optional Redemption Price in respect of the Preferred Shares and (z)the underlying equity value of the Preferred Shares to be redeemed, as determined in accordance with the A&R AOA. In addition, HCP-FVE will have the right to require the Issuer to use twenty percent (20%) of the proceeds of any debt or equity financing in excess of Five Million Dollars ($5,000,000) to redeem the Preferred Shares at a purchase price equal to the Optional Redemption Price.

If the Issuer defaults in its obligation to redeem the Preferred Shares (a “Redemption Default”), the Issuer will, at HCP-FVE’s request, pursue a sale of the Issuer. In connection therewith, following the occurrence of a Redemption Default, the Issuer will use its commercially reasonable efforts to obtain the waiver of the undertaking made by certain stockholders of the Issuer in favor of certain individuals to vote against a sale of the Issuer with a valuation of less than Ninety Million Dollars ($90,000,000). If the Issuer does not obtain such waiver and a sale of the issuer has not been consummated by the earlier to occur of (y) the twenty-one (21) month anniversary of the Redemption Default and (z) the nine (9) month anniversary of the launch of the sale process by the Issuer, then HCP-FVE will be entitled to appoint (and remove and replace) such additional number of directors (“Additional Series A Directors”) so that, after giving effect to the appointment of such Additional Series A Directors, a majority of the Board of Directors of the Issuer consists of the HCP Designee, the Additional Series A Directors and the director (if any) then Affiliated with Trident Capital; provided, however, if there is no director Affiliated with Trident Capital, then a majority of the Board of Directors of the Issuer shall consist of the HCP Designee, the Additional Series A Directors and a then-existing director specified by HCP-FVE.

The holders of Preferred Shares shall have a liquidation preference that is senior to the Ordinary Shares and all other equity interests of the Issuer. Upon the occurrence of a liquidation, dissolution or winding up of the Issuer, holders of Preferred Shares will be entitled to receive, by virtue of their ownership of Preferred Shares, an amount per Preferred Share that is equal to the greater of the Optional Redemption Price and Fundamental Change Redemption Price attributable to such Preferred Share.

The summaries of the Purchase Agreement, Convertible Note and A&R AOA are not complete and are qualified in their entirety by reference to the text of the Purchase Agreement, Convertible Note and A&R AOA, which are referenced as Exhibits 1, 2 and 3, respectively, to this Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as set forth in Item 4 of this Schedule 13D, no transactions were effected by the Reporting Persons in the Ordinary Shares during the past sixty (60) days.

(d)	No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Ordinary Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as set forth in Item 4 and the Joint Filing Agreement attached as Exhibit 4 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Securities Purchase Agreement dated December 5, 2016 by and between the Issuer and HCP-FVE, LLC

Exhibit 2: Convertible Note, dated December 5, 2016, issued by the Issuer to HCP-FVE, LLC.

Exhibit 3: Amended and Restated Articles of Organization of Issuer

Exhibit 4: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2016

/s/ Martin M. Hale, Jr.

HALE CAPITAL MANAGEMENT, LP

By: Hale Fund Management, LLC, its General Partner

By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Chief Executive Officer

HALE CAPITAL PARTNERS, LP, for itself and as the
sole member of HCP-FVE, LLC

By: Hale Fund Partners, LLC, its General Partner

By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Chief Executive Officer